

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2014

Via E-mail
James A. Duensing
Chief Financial Officer
Caterpillar Financial Services Corporation
2120 West End Ave.
Nashville, Tennessee 37203

    Re: Caterpillar Financial Services Corporation
          Form 10-K for Fiscal Period Ended December 31, 2013
          Filed February 18, 2014
          File No. 001-11241

Dear Mr. Duensing:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Gus Rodriguez

               Gus Rodriguez
               Accounting Branch Chief